July 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Mobile Global Esports, Inc.
Registration Statement on Form S-1
(File No. 333-261877) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), WestPark Capital, Inc., as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement by accelerated so as to permit it to become effective on Thursday, July 28, 2022 at 4:30 p.m., ET, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated July 26, 2022 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have compiled and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

WESTPARK CAPITAL, INC.

By:	/s/ Jason Stern
	Name:	Jason Stern
	Title:	Chief Operating Officer

1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067 ● Ph (310) 843-9300 ● Fax (310) 843-9304